PEREGRINE ASIA PACIFIC GROWTH FUND
      DATE             NAV
      ----            ----

PEREGRINE ASIA PACIFIC GROWTH FUND
1996 PERFORMANCE

                                # of Shares
Starting NAV                 10           1
Div.*                      0.08       1.007
Short Term Gain*           0.21      1.0256
Year End NAV              11.31    11.59954
Total Return 1996                    16.00%

*Reinvest NAV            11.31